UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

Enclosure: A press release dated April 8, 2025, announcing the supplemental resolutions to be proposed at the 2025 Annual General Meeting of Shareholders.

PR No: C3328C

Notice of Update to Proposed Resolutions for STMicroelectronics 2025
Annual General Meeting of Shareholders

Amsterdam, April 8, 2025 – STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announces a supplement to the agenda of the Annual General Meeting of Shareholders (AGM) which will be held in Amsterdam, the Netherlands, on May 28, 2025.

The Supervisory Board has resolved to propose the appointment of Ms. Simonetta Acri, as member of the Supervisory Board, for a three-year term expiring at the end of the 2028 AGM.

This supplement to the agenda and the other previously announced agenda items for the 2025 AGM are available on the Company's website.

Upon the 2025 AGM there will be another vacancy in the Supervisory Board. The selection process to fill this position is ongoing and information on the outcome thereof will be shared in due course.

About STMicroelectronics
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS

Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com

MEDIA RELATIONS

Alexis Breton
Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 9, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience